UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SYNLOGIC, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

87166L100
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87166L100	13G/A	Page 1 of 7 Pages

1.	NAME OF REPORTING PERSONS Aquilo Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO, HC

CUSIP No. 87166L100	13G/A	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS Marc Schneidman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 87166L100	13G/A	Page 3 of 7 Pages

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on February 14, 2019 (the “Schedule 13G“). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are amended and restated to read in their entirety as follows:

Item 4.	Ownership

(i)	Aquilo Capital Management, LLC

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

(ii)	Marc Schneidman

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 87166L100	13G/A	Page 4 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

CUSIP No. 87166L100	13G/A	Page 5 of 7 Pages

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

Aquilo Capital Management, LLC

By: /s/ Marc Schneidman

Name: Marc Schneidman

Title: Managing Member

Marc Schneidman

By: /s/ Marc Schneidman

CUSIP No. 87166L100	13G/A	Page 6 of 7 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: February 12, 2020

Aquilo Capital Management, LLC By: /s/ Marc Schneidman Name: Marc Schneidman Title: Managing Member Marc Schneidman By: /s/ Marc Schneidman

CUSIP No. 87166L100	13G/A	Page 7 of 7 Pages